Acorns Securities, LLC
(SEC ID 008-69294)
Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm
December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69294

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Acorns Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5300 California Avenue
(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana Manning	949-438-4245	amanning@acorns.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

601 S Figueroa St	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ana M. Manning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acorns Securities, LLC, as of 12/31, 2 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County - NY State
Sworn to before me on: 03/17/2023

TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

Notary Public

Signature: Ana M. Manning

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Management and Member of Acorns Securities, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of December 31, 2022 (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 17, 2023

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, www.pwc.com/us

Acorns Securities, LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash and cash equivalents	$	9,986,313
Cash and securities required to be segregated under federal or other regulations		2,841,507
Receivable from clearing firm		40,079,390
Investments in fractional shares held by customers		1,025,152,030
Securities owned – at fair value		132,704
Receivable from affiliates		252,050
Prepaid expenses and other assets		207,045
Cash deposited with clearing firm		150,000
Equipment, net		27,879
TOTAL ASSETS		$1,078,828,918

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to customers	$	40,236,435
Repurchase obligation for investments held by customers		1,025,152,030
Accounts payable and accrued expenses		4,834,794
Payable to affiliates		1,304,936
Total liabilities		1,071,528,195

COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBER'S EQUITY	7,300,723
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,078,828,918

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA, the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing firm. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC ("Advisers"). The Company is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Acorns Grow Incorporated (the "Parent"). On May 26, 2021, the Parent entered into a definitive agreement for a business combination with Pioneer Merger Corp. (NASDAQ:PACX), a special purpose acquisition company. On January 15, 2022, the Company entered into an agreement to mutually terminate the business combination transaction.

The Company operates in one segment, based on similarities in economic characteristic between its operations, the common nature of its services and the regulatory environment under which it operates.

The Company is currently operating at a profit, however, it is dependent on the Parent and affiliates to continue to fund its operations and meet obligations as they fall due. The Parent has agreed to provide financial support for at least 12 months from the date of this report to enable the Company to continue its operations and meet its obligations as they become due. Without the support of the Parent, it would be unlikely for the Company to continue as a going concern.

Summary of Significant Accounting Policies

Basis of Presentation - The Company maintains its accounts and prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements - The preparation of the accompanying financial statements requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable based on the best available information. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks.

Receivable from Clearing Firms - Receivable from clearing firms includes amounts receivables arising from unsettled trades and cash deposited at the clearing firms.

Securities Transactions - The Company does not actively trade in exchange traded funds (ETFs) or other securities for its own account. However, to the extent customer deposits are returned by the automated clearing house, the Company may own securities which are generally sold in the market in the near term and treated as trading securities. Securities held by the Company are traded on major stock exchanges and stated at fair value.

Equipment - Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using an estimated life of 3 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Leases - In connection with Financial Accounting Standards Board ("FASB") Accounting Standards Update Topic 842, *Leases*, the Company has a sublease arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee. The Company does not possess control over the lease terms. As

such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At December 31, 2022, cash of $2,841,507 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSIT AT CLEARING FIRMS

The Company has omnibus account trading agreements with clearing firms, RBC Capital Markets and DriveWealth, in order to execute trades on behalf of the clients of its affiliated adviser, Acorns Advisers, LLC. The clearing firms have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firms. The combined cash balance at December 31, 2022 was $150,000. RBC Capital Markets pays interest monthly on the cash deposit at the average overnight repurchase rate.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, receivable from clearing firm, receivable from affiliates, payable to customers, and accounts payable and accrued expenses, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments. Cash and cash equivalents are classified as Level 1 of the fair value hierarchy. Receivable from clearing firm, receivable from affiliates, payable to customers, and accounts payable and accrued expenses are classified as Level 2 of the fair value hierarchy.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at December 31, 2022. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2022:

Assets	Level 1	Level 2	Level 3
Investments in fractional shares held by customers	$ 1,025,152,030	$ -	$ -
Securities owned	132,704	-	-
Total assets	$ 1,025,284,734	$ -	$ -

Liabilities	Level 1	Level 2	Level 3
Repurchase obligation for investments held by customers	$ 1,025,152,030	$ -	$ -
Total liabilities	$ 1,025,152,030	$ -	$ -

NOTE 5: RECEIVABLE FROM CLEARING FIRMS

Pursuant to the clearing agreements, the Company introduces all its securities transactions to its clearing firms on an omnibus basis. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing firms for losses, if any, which the clearing firms may sustain from carrying securities transactions introduced by the Company. As of December 31, 2022, the receivable from clearing firm was $40,079,390 related to customer pending transactions.

NOTE 6: INVESTMENT IN FRACTIONAL SHARES AND REPURCHASE OBLIGATION FOR INVESTMENTS HELD BY CUSTOMERS

The Company executes and allocates purchases and sales of investment securities based on Advisers' customer portfolio investment engine algorithm. These transactions result in fractional shares of ETFs held by customers and Advisers. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by customers and a corresponding repurchase obligation for investments held by customers. We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

NOTE 7: PAYABLE TO CUSTOMERS

Payable to customers represents free credit balances from customer funds on deposit, funds related to settled security transactions and dividend payments. Total payable to customers as of December 31, 2022 were $40,236,435.

NOTE 8: EQUIPMENT, NET

	December 31, 2022
Equipment	$ 67,026
Less: accumulated depreciation	(39,148)
Equipment, net	$ 27,879

NOTE 9: RELATED-PARTY TRANSACTIONS

In October 2021, the Company and the Parent entered into an expense sharing agreement whereby the Parent will provide the Company technology services required to operate the Company's business, including access to the Parent's administration tool so it can monitor brokerage customer activity. As of December 31, 2022, $238,582 was payable to the Parent related to technology licensing fees. In addition, the Company agrees to reimburse the Parent for payroll, equipment, costs related to automated clearing house transactions and other incidental expenses paid on behalf of the Company. As of December 31, 2022, $233,446 was payable to the Parent related to such reimbursements.

The Company is affiliated through common ownership with Advisers. During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients"). Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by two clearing firms. Furthermore, the Company is responsible for instructing the clearing firms to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the clearing firms or any person claiming through the clearing firms. The agreement was superseded by the June 2022 agreement between the Company and Advisers, whereby the Company is reimbursed for all orders and instructions obtained by Advisers. As of December 31, 2022, there was no receivable related to orders and instructions reimbursements. Further, the Company allocates payroll costs to Advisers for services provided by the Company's employees on behalf of the

affiliated investment adviser of which $201,890 was receivable as of December 31, 2022. The Company had a net receivable from Advisers of $248,413 as of December 31, 2022.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 10: COMMITMENTS AND CONTINGENCIES

In April 2018, the Company entered into a four-year agreement with a third-party to provide omnibus clearing firm services on behalf of the Company. The agreement was automatically renewed in April 2022 for an additional three years.

In December 2021, the Company entered into agreements with a vendor whereby the Company agreed to a purchase commitment of a total of $3.0 million payable over the three years following the effective date of the agreements. Actual timing may vary depending on services used and total payments may be higher than the total minimum commitment depending on services used.

NOTE 11: GUARANTEES

FASB ASC Topic 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the fifteen months then ended.

NOTE 12: CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $6,793,843 which was $5,997,769 in excess of its required net capital of $796,074.

NOTE 14: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 17, 2023, the date the financial statements were available to be issued. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

* * * * *